Exhibit C-5
Information Excerpted From Annual Financial Report — Fiscal Year 2004-2005
Report Highlights
•	A budgetary surplus of $1.6 billion was achieved in 2004–05. This marks the eighth consecutive year the federal budget has been in surplus.

•	Federal debt stood at $499.9 billion at the end of 2004–05, down $63.0 billion from its peak of $562.9 billion in 1996–97. The federal debt-to-GDP ratio is 38.7 per cent, down sharply from its peak of 68.4 per cent in 1995–96. It is now at its lowest level since 1983–84.

•	Market debt—the debt issued on credit markets to investors—as a percentage of GDP has declined to 33.8 per cent from the peak of 58.2 per cent in 1995–96.

•	The revenue-to-GDP ratio in 2004–05 was 15.4 per cent, up marginally from 15.3 per cent in 2003–04. The ratio has fallen by 1.6 percentage points since 2000–01, primarily reflecting the impact of the tax reductions announced in the February 2000 budget and October 2000 Economic Statement and Budget Update.

•	The program expenses-to-GDP ratio increased to 12.6 per cent in 2004–05, up from 11.6 per cent in 2003–04, but remains well below levels recorded prior to actions taken in the mid-1990s to eliminate the deficit.

•	Public debt charges declined by $1.7 billion in 2004–05. As a percentage of revenues, public debt charges were 17.2 per cent in 2004–05, down from a peak of about 39 per cent in 1990–91. The share of revenues devoted to public debt charges is now at its lowest level since the late 1970s.
The Budgetary Balance
A budgetary surplus of $1.6 billion was recorded in 2004–05, down $7.5 billion from the surplus of $9.1 billion in 2003–04. Budgetary revenues increased by $12.2 billion, or 6.6 per cent, over the prior year, reflecting strong growth in the applicable tax bases and net gains from the sale of the Government’s remaining shares in Petro-Canada in September 2004. Public debt charges declined by $1.7 billion, or 4.6 per cent, due to a decline in the stock of interest-bearing debt and a decline in the average effective interest rate on that debt. Program expenses increased by $21.3 billion, or 15.1 per cent. Approximately half of the increase, or $10.6 billion, is due to one-time spending, of which 80 per cent relates to transfers to provinces and territories. Excluding these one-time expenses, program spending was up 7.6 per cent. Transfers to provinces and territories (including both ongoing and one-time spending) accounts for almost 60 per cent of the increase in program spending in 2004–05.
In the February 2005 budget, the Government estimated the budgetary surplus at $3.0 billion for 2004–05. This amount was allocated to the Contingency Reserve. The decrease in the 2004–05 surplus compared to the February 2005 budget was attributable to higher-than-expected program expenses, partially offset by higher-than-expected budgetary revenues. Budgetary revenues were $2.6 billion higher than forecast, due primarily to stronger-than-expected growth in corporate income tax revenues and other revenues. Program expenses were $4.5 billion greater than forecast, primarily reflecting an increase in provisions for agricultural assistance and other liabilities, as well as a change in accounting for the Offshore Revenues Accords ($2.8 billion). At the time of the February 2005 budget, it was the Government’s intention to expense this liability in annual instalments, consistent with the intent of the agreements. However, in the process of finalizing the financial statements, it was determined that the entire transfer should be expensed in 2004–05.

Fiscal Year 2004–2005
In the absence of policy changes, the budgetary balance primarily mirrors economic developments. To adjust for economic developments, the budgetary balance and its components are often presented as a percentage of GDP.
The budgetary surplus of $1.6 billion, or 0.1 per cent of GDP, in 2004–05 represents a substantial improvement from the deficit of $38.5 billion, or 5.3 per cent of GDP, in 1993–94. As a percentage of GDP, all of the fiscal improvement since 1993–94 is attributable to the decline in expenses (Table 1). Program expenses as a percentage of GDP declined from 15.7 per cent in 1993–94 to 12.6 per cent in 2004–05, while public debt charges fell from 5.5 per cent in 1993–94 to 2.6 per cent in 2004–05. In contrast, budgetary revenues fell from 16.0 per cent in 1993–94 to 15.4 per cent in 2004–05. The changes in the program expense and budgetary revenue ratios were due to discretionary policy actions. The decline in the public debt charge ratio was attributable to the decline in interest-bearing debt, due to a turnaround in the fiscal situation and a decline in interest rates.
Sound financial management has been at the core of the Government’s economic strategy over the past 11 years. This strategy has put an end to almost three decades of chronic deficits and resulted in eight consecutive surpluses—an achievement unparalleled since Confederation.
According to OECD estimates for the total government sector,2 Canada was the only G7 country to record a surplus in 2004. Canada’s surplus for 2004 is estimated at 1.3 per cent of GDP, compared to an average deficit of 4.1 per cent in the G7 countries. Moreover, Canada is expected to continue to be the only G7 country to post a total government surplus again in 2005 and 2006, according to the OECD.

[2]	Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Quebec Pension Plan.

Table 1
Budgetary Revenues and Expenses

	1993–94	2004–05	Change[1]

		(per cent of GDP)
Budgetary revenues	16.0	15.4	-0.6
Program expenses	15.7	12.6	3.1
Public debt charges	5.5	2.6	2.9
Budgetary balance	-5.3	0.1	5.4

[1]	A negative number indicates a deterioration in the balance. A positive number indicates an improvement in the balance.
Federal Debt
The 2004–05 surplus of $1.6 billion brings the federal debt—the accumulation of annual deficits and surpluses since Confederation—down to $499.9 billion. From its peak of $562.9 billion in 1996–97, federal debt has declined by $63.0 billion. As a share of GDP, federal debt dropped to 38.7 per cent in 2004–05, down from the peak of 68.4 per cent in 1995–96. This is the ninth consecutive year in which the federal debt-to-GDP ratio has declined, bringing it to its lowest level since 1983–84. Federal debt at the end of 2004–05 was $15,544 for each Canadian, down from $15,742 a year earlier and down from $18,886 at the end of 1996–97, the last year the federal government recorded a deficit.
Federal Debt (Accumulated Deficit)
Since 2002–03, the financial statements of the Government of Canada have been presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits in the past.
Federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt, as annual changes in this measure determine the budgetary balance.

Fiscal Year 2004–2005
Table 2
Financial Highlights

	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05

	($ billions)
Budgetary transactions
Revenues	152.1	156.1	166.1	182.7	171.7	177.8	186.2	198.4
Expenses
Program expenses	-106.9	-110.0	-109.6	-118.7	-125.0	-133.6	-141.4	-162.7
Public debt charges	-43.1	-43.3	-43.4	-43.9	-39.7	-37.3	-35.8	-34.1

Total expenses	-150.0	-153.3	-153.0	-162.6	-164.7	-170.9	-177.1	-196.8

Budgetary balance	2.1	2.8	13.1	20.2	7.0	7.0	9.1	1.6

Non-budgetary transactions	9.0	2.4	-5.3	-8.9	-7.4	0.6	-2.8	3.2

Financial source/requirement	11.1	5.2	7.9	11.3	-0.3	7.6	6.2	4.8

Net change in financing activities	-9.6	-6.2	-4.0	-10.0	-4.1	-2.5	-2.2	-4.8

Net change in cash balances	1.5	-1.0	3.8	1.3	-4.4	5.1	4.1	0.0

Cash balance at end of period	11.7	10.7	14.5	15.8	11.4	16.5	20.5	20.6

Financial position
Total liabilities	711.3	714.9	715.8	715.1	704.3	700.1	701.1	705.7
Total financial assets	103.3	108.3	120.9	138.8	133.4	135.3	144.8	151.0

Net debt	607.9	606.6	595.0	576.3	570.9	564.8	556.3	554.7

Non-financial assets	47.2	48.7	50.2	51.7	53.4	54.2	54.8	54.9

Federal debt (accumulated deficit)	560.7	557.9	544.7	524.6	517.5	510.6	501.5	499.9

Financial results (% of GDP)
Budgetary revenues	17.2	17.1	16.9	17.0	15.5	15.4	15.3	15.4
Program spending	12.1	12.0	11.2	11.0	11.3	11.5	11.6	12.6
Public debt charges	4.9	4.7	4.4	4.1	3.6	3.2	2.9	2.6
Budgetary balance	0.2	0.3	1.3	1.9	0.6	0.6	0.7	0.1
Federal debt (accumulated deficit)	63.5	61.0	55.4	48.7	46.7	44.1	41.1	38.7

Note: Numbers may not add due to rounding.
Federal debt consists of interest-bearing debt and accounts payable and accrued liabilities, net of financial and non-financial assets. Interest-bearing debt, in turn, consists of unmatured, or market, debt and the Government’s obligations recorded in internally held accounts—primarily the liabilities for the federal government employees’ pension plans.
The decrease in the federal debt of $1.6 billion in 2004–05 was attributable to an increase of $6.2 billion in financial assets—cash and tax receivables and loans, investments and advances—and a decline in market debt ($4.8 billion). These positive developments were largely offset by an increase of $10.5 billion in accounts payable and accrued liabilities. Non-financial assets were virtually unchanged.

Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. There was a financial source of $4.8 billion in 2004–05, compared to a financial source of $6.2 billion in 2003–04. This lower source is primarily attributable to a lower budgetary balance.

Fiscal Year 2004–2005
Budgetary Revenues
Budgetary revenues were reported at $198.4 billion, an increase of $12.2 billion, or 6.6 per cent, from 2003–04. Tax revenues rose by $9.4 billion, or 6.0 per cent, while employment insurance (EI) premium revenues fell by $0.2 billion, or 1.4 per cent. Other revenues increased by $3.1 billion, or 26.0 per cent. Total budgetary revenues were $2.6 billion, or 1.3 per cent, higher than estimated in the February 2005 budget.
The largest source of federal revenues is personal income tax revenues, which stood at 45.3 per cent of total revenues in 2004–05. Corporate income tax revenues were 15.1 per cent of total revenues, up 9.2 percentage points from a low of 5.9 per cent in 1992–93. EI premium revenues contributed to 8.7 per cent of total revenues, having dropped from a peak of 16.6 per cent in 1993–94 due to annual reductions in premium rates in each of the last 11 years.
Personal income tax revenues increased by $4.9 billion, or 5.8 per cent, in 2004–05. This growth is broadly in line with the growth of 4.3 per cent in personal income. The difference in growth rates reflects a number of factors, including the progressivity of the personal income tax system and the fact that personal income, as measured by Statistics Canada, excludes some components of taxable income, such as pension income and capital gains.
Corporate income tax revenues increased by $2.5 billion, or 9.2 per cent, in 2004–05. This rate of growth was about half the 18.7-per-cent growth in corporate profits in 2004 and down from the 23.4-per-cent increase in corporate income tax revenues recorded in 2003–04. The strong growth of corporate income tax revenues in 2003–04 was attributable to an extraordinary gain of $2.5 billion stemming from the revaluation of U.S.-dollar-denominated liabilities in the financial services sector. Excluding the impact of this one-time factor, the increase in corporate income tax revenues in 2004–05 was broadly in line with the growth in corporate profits.
Other taxes and duties increased by $1.5 billion, or 3.6 per cent, in 2004–05. This increase was primarily attributable to higher goods and services tax (GST) revenues (up $1.5 billion, or 5.2 per cent), in line with the growth in the applicable tax base. The other components of excise taxes and duties are small and volatile. The decline in the Air Travellers Security Charge reflects a reduction in rates, effective April 1, 2004.
EI premium revenues declined $0.2 billion, or 1.4 per cent, as the reduction in premium rates more than offset the impact of the increase in the number of people employed and therefore paying premiums. The employee premium rate (per $100 of insurable earnings) was reduced from $2.10 for 2003 to $1.98 for 2004.

Table 3
Revenues

	2003–04	2004–05	Net change

		( $ millions)		(%)
Tax revenues
Net income tax collections
Personal income tax	84,895	89,833	4,938	5.8
Corporate income tax	27,431	29,956	2,525	9.2
Other income tax revenues	3,142	3,560	418	13.3

Total	115,468	123,349	7,881	6.8

Other taxes and duties
Goods and services tax (GST)	28,286	29,758	1,472	5.2
Customs import duties	2,887	3,091	204	7.1
Energy taxes	4,952	5,054	102	2.1
Air Travellers Security Charge	410	370	-40	-9.8
Other excise taxes and duties	4,830	4,584	-246	-5.1

Total	41,365	42,857	1,492	3.6

Net tax revenues	156,833	166,206	9,373	6.0

Employment insurance premium revenues	17,546	17,307	-239	-1.4

Net other revenues
Crown corporation revenues	4,719	5,321	603	12.8
Foreign exchange revenues	2,090	1,175	-915	-43.8
Other revenues	5,020	8,411	3,391	67.5

Total	11,828	14,907	3,078	26.0

Net budgetary revenues	186,207	198,420	12,212	6.6

Note:	Numbers may not add due to rounding.
Other revenues consist of net gains/losses from Crown corporations, such as the Bank of Canada, Export Development Canada, and Canada Mortgage and Housing Corporation; foreign exchange revenues; and other revenues, primarily from the sale of goods and services. Other revenues were up $3.1 billion, or 26.0 per cent, primarily reflecting the $2.6-billion net gain the Government realized by selling its remaining shares in Petro-Canada, as well as higher profits from Crown corporations (up $0.6 billion). In contrast, foreign exchange revenues were down $0.9 billion, due to the appreciation in the value of the Canadian dollar.
The revenue ratio—budgetary revenues as a percentage of GDP—represents an approximate measure of the overall federal “tax burden” in that it compares the total of all federal revenues collected to the size of the economy. The revenue ratio stood at 15.4 per cent in 2004–05. It has been relatively stable since 2001–02, but is down significantly from an average ratio of 17.0 per cent over the period 1996–97 to 2000–01. This decline was primarily due to the tax reduction measures announced in the February 2000 budget and the October 2000
Economic Statement and Budget Update, which significantly reduced personal and corporate income taxes and EI premium rates.
It should be noted that some components of income subject to taxation are excluded from the Statistics Canada measure of GDP, such as capital gains and income from trusteed pension plans. As a result, this ratio overstates the effective tax burden. In addition, the nominal income estimates are subject to annual revision by Statistics Canada, which has resulted in changes in this ratio once revised data are incorporated. Therefore, caution should be exercised in interpreting this ratio.

Fiscal Year 2004–2005
The figures in Table 3 are presented on a “net” basis, reflecting the way in which revenues and expenses are presented to Parliament in the Government’s annual budget. As a result, the Canada Child Tax Benefit is netted against personal income tax revenues. Departmental revenues that are levied for specific services, such as the contract costs of policing services in provinces, are netted against expenses, as such revenues are credited to the department in accordance with parliamentary authority. Revenues of consolidated Crown corporations are netted against their total expenses. This classification has the effect of reducing both revenues and expenses but has no impact on the budgetary balance. Table 4 shows the impact of “grossing up” budgetary revenues for these adjustments. In 2004–05, they amounted to $13.2 billion, up $0.9 billion from the previous fiscal year. The largest component is the Canada Child Tax Benefit, amounting to $8.7 billion in 2004–05, up 7.8 per cent from 2003–04. As a result, gross budgetary revenues were $211.7 billion in 2004–05, up 6.6 per cent from 2003–04.
Table 4
Reconciliation Between Net and Gross Budgetary Revenues

	2003–04	2004–05	Net change

		($ millions)		(%)
Net budgetary revenues	186,207	198,420	12,212	6.6
Adjustments
Canada Child Tax Benefit	8,062	8,688	626	7.8
Revenues netted against program expenses	3,076	3,044	-32	-1.0
Revenues of consolidated Crown corporations	1,201	1,506	304	25.3

Net adjustment	12,340	13,238	899	7.3

Gross budgetary revenues	198,547	211,658	13,111	6.6

Note:	Numbers may not add due to rounding.

Total Expenses
Total expenses consist of two components—public debt charges and program expenses. In 2004–05 total expenses amounted to $196.8 billion, up $19.7 billion, or 11.1 per cent, from 2003–04 (Table 5). Public debt charges declined by $1.7 billion, or 4.6 per cent, while program expenses advanced $21.3 billion, or 15.1 per cent. Approximately 60 per cent of this increase (or $12.6 billion) was due to increases in transfers to other levels of government.
Total expenses for 2004–05 were $3.9 billion, or 2.0 per cent, higher than estimated in the February 2005 budget.
Major transfers to persons, consisting of elderly benefits and EI benefits, and major transfers to other levels of government (Canada Health and Social Transfer, fiscal arrangements and Alternative Payments for Standing Programs), are the two largest components of federal expenses, each representing just over 21 per cent of total spending. This is followed by public debt charges at 17.3 per cent, and other departmental and agency operating expenses at 16.1 per cent. There has been a shift in the composition of total expenses since the early 1990s. Public debt charges was the largest component for most of the 1990s, given the increase in the stock of interest-bearing debt and high average effective interest rates on that stock. With the elimination of the deficit, eight consecutive surpluses and a reduction in interest rates, its share has fallen over 14 percentage points from a high of nearly 32 per cent in 1996–97.
The expense ratio—total expenses as a percentage of budgetary revenues—stood at 99.2 per cent in 2004–05, up 4.1 percentage points from 2003–04. An expense ratio of less than 100 means that revenues exceed expenses, resulting in a surplus. Since the federal government first recorded a surplus in 1997–98, the expense ratio has been less than 100. This is in sharp contrast to the previous 27 years, in which revenues did not cover expenses, requiring the borrowing of the difference. The increase in the ratio since 2000–01 reflects the combination of the impact of the 2000 tax reductions and the introduction of new programs.
Public debt charges declined by $1.7 billion, or 4.6 per cent, to $34.1 billion in 2004–05, reflecting the impact of a decline in the stock of interest-bearing debt, along with a decline in the average effective interest rate on that debt.

Fiscal Year 2004–2005
•	The average effective interest rate on the Government’s interest-bearing debt (unmatured debt and pension liabilities) was 5.5 per cent in 2004–05, compared to 5.8 per cent in 2003–04. The average effective interest rate was 5.0 per cent on unmatured debt, compared to 5.3 per cent in 2003–04. In contrast, the average effective interest rate on pension and other accounts was 6.9 per cent, up 0.1 percentage points from 2003–04.

•	The stock of total interest-bearing debt decreased by $5.9 billion, from $621.1 billion in 2003–04 to $615.3 billion in 2004–05. The stock of market debt declined by $4.8 billion to $435.5 billion, while liabilities to pension and other accounts decreased by $1.1 billion to $179.8 billion.
The interest ratio—public debt charges as a percentage of budgetary revenues—declined from 19.2 per cent in 2003–04 to 17.2 per cent in 2004–05. This ratio means that, in 2004–05, the Government spent just over 17 cents of every revenue dollar on interest on the public debt. This is down from the peak of about 39 cents in 1990–91 and is the lowest this ratio has been since the late 1970s. This is money that must be paid to meet the Government’s ongoing obligations on its debt. The lower the ratio, the more flexibility the Government has to address the key priorities of Canadians.
Program expenses amounted to $162.7 billion in 2004–05, an increase of $21.3 billion, or 15.1 per cent, from 2003–04. Increases were recorded in all major components, primarily reflecting the impact of previous budget measures.
Approximately half of the $21.3-billion increase was due to one-time spending, including:
•	$4.3 billion for the Wait Time Reduction Fund;

•	$2.8 billion for the Offshore Revenues Accords;

•	$2.3 billion for Atomic Energy of Canada Limited (AECL) environmental liabilities;

•	$700 million for early learning and child care; and

•	$500 million for medical equipment.
Major transfer payments to persons increased by $0.7 billion, or 1.6 per cent.
•	Elderly benefits consist of Old Age Security, Guaranteed Income Supplement and Allowance payments. Total benefits were up $1.0 billion, or 3.6 per cent, in 2004–05, reflecting both higher average benefits, which are indexed to inflation, and an increase in the number of recipients.

•	EI benefits consist of regular benefits, special benefits (sickness, maternity, paternity, adoption and fishing) and labour market adjustment benefits. Total benefits decreased by $0.3 billion in 2004–05. The decline in benefit payments was attributable to a decrease in regular benefits, which is in line with improvements in the labour market.

Table 5
Total Expenses

	2003-04	2004-05	Net change

		($ millions)		(%)
Transfers payments
Major transfers to persons
Elderly benefits	26,902	27,871	969	3.6
Employment insurance benefits	15,058	14,748	-310	-2.1

Total	41,960	42,619	659	1.6

Major transfers to other levels of government
Support for health and other social programs	20,341	23,081	2,740	13.5
Canada Health and Social Transfer supplement	2,000		-2,000
Wait Times Reduction Fund		4,250	4,250
Medical Equipment Fund		500	500
Early learning and child care		700	700
National Immunization Fund	400		-400
Fiscal arrangements and other transfers	9,351	13,340	3,989	42.7
Offshore Revenues Accords		2,830	2,830
Alternative Payments for Standing Programs	-2,700	-2,746	-46	1.7

Total	29,392	41,955	12,563	42.7

Subsidies and other transfers[1]	22,964	25,001	2,037	8.9

Total transfer payments	94,316	109,575	15,259	16.2

Other program expenses
Crown corporations
Canada Mortgage and Housing Corporation	2,092	2,072	-20	-0.9
Canadian Broadcasting Corporation	1,066	1,037	-29	-2.7
Other cultural agencies	539	618	79	14.6
Canadian Air Transport Security Authority	351	501	150	42.6
Other	1,316	3,173	1,857	141.1

Total	5,365	7,401	2,037	38.0

Defence	12,449	13,924	1,475	11.8
All other departments and agencies	29,225	31,772	2,547	8.7

Total other program expenses	47,039	53,097	6,057	12.9

Net program expenses	141,355	162,672	21,316	15.1

Public debt charges	35,769	34,118	-1,651	-4.6

Net expenses	177,124	196,790	19,665	11.1

[1]	See Table 6 for details.

Note:	Numbers may not add due to rounding.

Fiscal Year 2004–2005
Major transfer payments to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (equalization, transfers to the territories, as well as a number of smaller transfer programs), transfers under the Offshore Revenues Accords, and Alternative Payments for Standing Programs. Transfers increased by $12.6 billion, or 42.7 per cent, in 2004–05, following a decrease of $1.3 billion, or 4.1 per cent, in 2003–04.
•	The CHT and CST—block-funded transfers— support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. As part of the First Ministers’ Meeting on health in September 2004, the Government provided the provinces and territories with an additional $5.75 billion for health in 2004–05, including $4.25 billion for a Wait Times Reduction Fund, $1.0 billion to close the short-term “Romanow gap,” and $0.5 billion for medical equipment. In addition, the 2005 budget provided $0.7 billion to provinces and territories for early learning and child care programs.

•	Total entitlements under fiscal arrangements and other transfers increased by $4.0 billion to $13.3 billion in 2004–05. Under the equalization program, the federal government transfers funds to the less prosperous provinces so that they can provide their residents with public services reasonably comparable to those in other provinces without having to resort to higher-than-average taxation. As part of the First Ministers’ Meeting on equalization and Territorial Formula Financing in October 2004, the Government provided provinces and territories with an incremental $1.5 billion. Most of the remaining difference in fiscal arrangements was attributable to the recording of receivables in 2003–04 with respect to equalization overpayments in previous years, which depressed equalization entitlements in that year.
•	The Offshore Revenues Accords, signed in February 2005, are designed to provide the provinces of Nova Scotia and Newfoundland and Labrador with additional payments to provide 100-per-cent offset against reductions in equalization payments resulting from offshore resource revenues. Budget 2005 provided the provinces with a minimum commitment of $2.8 billion under these agreements, all of which has been expensed in 2004–05.
•	The Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal- provincial programs. In turn, the federal government provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. These recoveries reflect the growth in the value of the tax points.
Subsidies and other transfers advanced by $2.0 billion, or 8.9 per cent (Table 6). The increase in this component was attributable to transfers to foundations included in Budget 2005, as well as new policy initiatives announced in previous budgets, including a commitment to increase Canada’s international assistance by 8 per cent per year, increased funding for the federal granting councils, and increased support for the development and commercialization of environmental technologies.

Table 6
Subsidies and Other Transfers

	2003–04	2004–05	Net change

		($ millions)		(%)
Agriculture and Agri-Food
BSE recovery program	1,401	1,488	87	6.2
Other	2,519	1,264	-1,255	-49.8
Foreign Affairs and International Trade	2,683	3,408	725	27.0
Health Canada
First Nations and Inuit health	702	779	77	11.0
Canadian Institutes of Health Research	647	705	58	8.9
Primary Health Care Transition Fund	209	211	2	0.8
Grant to Ontario: SARS	330		-330
Other	576	381	-194	-33.7
Human Resources and Skills Development
Student assistance programs	804	759	-46	-5.7
Labour market programs	735	500	-235	-32.0
Canadian Council on Learning	85		-85
Other	407	358	-50	-12.2
Indian Affairs and Northern Development	4,794	4,934	139	2.9
Industry/regional agencies/granting councils
Technology Partnerships Canada	312	304	-8	-2.5
Infrastructure Canada	334	398	64	19.1
Regional agencies	761	563	-199	-26.1
Natural Sciences and Engineering Research Council of Canada/Social Sciences and Humanities Research Council of Canada	1,134	1,263	129	11.4
Other	492	377	-114	-23.2
Canada Health Infoway	100		-100
Genome Canada		225	225
Green Municipal Fund		300	300
Sustainable Development Technology Canada	250	200	200	-20.0
Other	3,687	6,584	2,897	78.6

Total	22,964	25,001	2,037	8.9

Note:	Numbers may not add due to rounding.
Other program expenses—total program expenses less transfers—consist of expenses related to Crown corporations, and operating expenses of departments and agencies, including National Defence. These expenses amounted to $53.1 billion in 2004–05, up $6.1 billion, or 12.9 per cent, from 2003–04. Within this component:
•	Expenses related to Crown corporations were up by $2.0 billion to $7.4 billion in 2004–05. This component includes appropriations to consolidated Crown corporations (those Crown corporations that rely on government funding as their principal source of revenue). The increase in Crown corporation expenses was due mainly to a $2.3-billion expense recorded by AECL for environmental liabilities, reflecting changes in its decommissioning plan and underlying assumptions.

•	Defence expenses increased by $1.5 billion, or 11.8 per cent, primarily reflecting incremental annual funding to strengthen Canada’s military.

•	All other departmental and agency expenses increased by $2.5 billion, or 8.7 per cent, due to higher operating costs as well as previous budget measures.

Fiscal Year 2004–2005
The program share—program expenses as a percentage of budgetary revenues—amounted to 82.0 per cent in 2004–05, up from 75.9 per cent in 2003–04.
The above numbers are presented on a “net” basis, as discussed in the previous section, “Budgetary Revenues.” Gross expenses are $13.2 billion higher than net expenses, as shown in Table 7.
Table 7
Reconciliation Between Net and Gross Expenses

	2003–04	2004–05	Net change

		($ millions)		(%)
Net expenses	177,124	196,790	19,665	11.1
Adjustments
Canada Child Tax Benefit	8,062	8,688	626	7.8
Revenues netted against program expenses	3,076	3,044	-32	-1.0
Revenues of consolidated Crown corporations	1,201	1,506	304	25.3

Net adjustment	12,340	13,238	899	7.3

Gross expenses	189,464	210,028	20,564	10.9

Note:	Numbers may not add due to rounding.

The Budgetary Balance, Financial
Source/Requirement and Debt
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on a full accrual basis of accounting, recording government liabilities when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions. The conversion from full accrual to cash accounting is also reflected in non-budgetary transactions.
Non-budgetary transactions in 2004–05 resulted in a net source of funds amounting to $3.2 billion, compared to a requirement of $2.8 billion in 2003–04. This turnaround largely reflects a change in the timing of the recognition and settlement of liabilities over the two years. In 2004–05, significant liabilities were recorded for which payment will not occur until future periods, such as $2.8 billion for the Offshore Revenues Accords and $2.3 billion for AECL’s environmental liabilities. In contrast, in 2003–04 significant payments were made to settle liabilities recorded in prior years, such as the 2003 Canada Health and Social Transfer supplement ($2.5 billion) and the 2003 Medical Equipment Trust ($1.5 billion). The increase in cash inflows arising from accounts payable and accrued liabilities was partially offset by increased requirements for other investing activities, primarily for increased loans under the Canada Student Loans Program, and increased requirements relating to the transfer of the Government’s holdings in the Canada Pension Plan to the Canada Pension Plan Investment Board.
With a budgetary surplus of $1.6 billion and a net source from non-budgetary transactions of $3.2 billion, there was a financial source of $4.8 billion in 2004–05, compared to a source of $6.2 billion in 2003–04 (Table 8).
With this financial source, the Government retired $4.8 billion of its market debt and increased its cash balances by $49 million. Cash balances at March 31, 2005, stood at $20.6 billion.
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes market debt and liabilities for pension and other accounts. At March 31, 2005, interest-bearing debt amounted to $615.3 billion, down $5.9 billion from a year earlier (Table 9). Accounts payable and accrued liabilities amounted to $90.5 billion, up $10.5 billion from 2003–04 due to previous budget measures and increased provisions for liabilities. As a result, total liabilities at March 31, 2005, stood at $705.7 billion, up $4.6 billion from the previous year.
Financial assets consist of cash and accounts receivable, including tax receivables, foreign exchange accounts and loans, investments and advances. Financial assets totalled $151.0 billion at March 31, 2005, up $6.2 billion from March 31, 2004. Increases were recorded in cash and accounts receivable (up $5.4 billion) and in loans, investments and advances (up $4.3 billion) while net assets in foreign exchange accounts declined by $3.4 billion. The latter primarily reflects revaluation losses due to appreciation of the Canadian dollar. As a result, net debt stood at $554.7 billion at March 31, 2005, down $1.6 billion from March 31, 2004, and $54.2 billion below the peak of $609 billion at March 31, 1997. As a percentage of GDP, net debt dropped to 43.0 per cent in 2004–05, down 30.9 percentage points from its peak of 73.9 per cent in 1995–96. This is the ninth consecutive year in which the net debt-to-GDP ratio has declined.

Fiscal Year 2004–2005
Table 8
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	1997–98	1998–99	1999–00	2000–01	2001–02	2002–03	2003–04	2004–05

	($ billions)
Surplus for the year	2.1	2.8	13.1	20.2	7.0	7.0	9.1	1.6

Non-budgetary transactions

Pensions and other accounts
Public sector pensions (net)	3.3	5.0	5.9	0.8	-2.3	-1.2	1.9	2.0
Canada Pension Plan	0.5	1.2	0.8	0.2	0.4	0.3	0.4	-4.7
Other	0.9	1.1	0.8	2.2	0.9	1.2	0.4	1.6

Total	4.6	7.3	7.6	3.2	-1.0	0.3	2.6	-1.1

Capital investing activities	-3.3	-3.7	-3.8	-3.8	-4.4	-4.8	-4.4	-4.5
Other investing activities	2.8	3.4	3.1	0.4	1.5	0.5	-2.4	-4.3
Other activities
Accounts payable, receivable, accruals and allowances	4.7	-1.1	-7.6	-2.3	-4.2	-1.9	-6.8	5.9
Foreign exchange activities	-2.2	-5.7	-6.8	-8.8	-1.8	3.1	4.6	3.4
Amortization of tangible capital assets	2.3	2.3	2.3	2.3	2.6	3.3	3.5	3.7

Total other activities	4.9	-4.5	-12.2	-8.8	-3.4	4.6	1.4	13.0

Total non-budgetary transactions	9.0	2.4	-5.3	-8.9	-7.4	0.6	-2.8	3.2

Financial source/requirement	11.1	5.2	7.9	11.3	-0.3	7.6	6.2	4.8

Net change in financing activities
Marketable bonds	15.8	9.6	-0.9	1.0	-1.1	-5.6	-9.5	-12.2
Treasury bills	-23.1	-15.4	2.9	-11.2	5.5	10.4	9.0	13.8
Canada Savings Bonds	-2.7	-2.1	-1.2	-0.4	-2.3	-1.4	-1.3	-2.3
Other	0.4	1.7	-4.9	0.5	-6.2	-5.9	-0.4	-4.1

Total	-9.6	-6.2	-4.0	-10.0	-4.1	-2.5	-2.2	-4.8

Change in cash balances	1.5	-1.0	3.8	1.3	-4.4	5.1	4.1	0.0

Cash at end of year	11.7	10.7	14.5	15.8	11.4	16.5	20.5	20.6

Note:	Numbers may not add due to rounding.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $54.9 billion at March 31, 2005, up marginally by $48 million from March 31, 2004.
With total liabilities of $705.7 billion, financial assets of $151.0 billion and non-financial assets of $54.9 billion, the federal debt (accumulated deficit) stood at $499.9 billion at March 31, 2005, down a total of $1.6 billion from 2003–04 and $63.0 billion from its peak in 1996–97. The decline in federal debt between 2003–04 and 2004–05 was largely attributable to the decrease in interest-bearing debt and an increase in financial assets.

Table 9
Outstanding Debt at Year-End

	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05

	($ billions)
Liabilities
Accounts payable and accrued liabilities	81.2	83.7	81.1	87.2	81.5	79.4	80.0	90.5

Interest-bearing debt
Unmatured debt	469.2	463.0	459.0	449.0	444.9	442.4	440.2	435.5
Pension and other accounts	160.9	168.2	175.8	179.0	177.9	178.3	180.9	179.8

Total	630.1	631.2	634.8	628.0	622.8	620.7	621.1	615.3

Total liabilities	711.3	714.9	715.8	715.1	704.3	700.1	701.1	705.7

Financial assets
Cash and accounts receivable	55.2	55.9	61.0	67.0	59.8	62.6	70.9	76.3
Foreign exchange accounts	29.0	34.7	41.5	50.3	52.0	49.0	44.3	40.9
Loans, investments and advances	19.2	17.8	18.4	21.6	21.6	23.7	29.5	33.9

Total financial assets	103.3	108.3	120.9	138.8	133.4	135.3	144.8	151.0

Net debt	607.9	606.6	595.0	576.3	570.9	564.8	556.3	554.7

Non-financial assets
Tangible capital assets	40.2	41.5	42.9	44.2	45.7	47.0	47.7	48.2
Inventories	6.2	6.3	6.5	6.6	6.4	6.1	6.1	5.5
Prepaid expenses	0.9	0.9	0.9	0.9	1.2	1.1	0.9	1.1

Total non-financial assets	47.2	48.7	50.2	51.7	53.4	54.2	54.8	54.9

Federal debt (accumulated deficit)	560.7	557.9	544.7	524.6	517.5	510.6	501.5	499.9

Note:	Numbers may not add due to rounding.
Foreign holdings of the Government of Canada’s outstanding market debt are estimated at $56.9 billion at the end of March 2005, representing 13.1 per cent of the Government’s total market debt. This is down from the end of March 2004, when foreign holdings stood at $60.0 billion, or 13.6 per cent, of total market debt.

Fiscal Year 2004–2005
Comparison of Actual Budgetary Outcomes to Budget Estimates
This section compares the actual outcome for the major components of the budgetary balance for 2004–05 to the estimates presented in the February 2005 budget. The Government targeted a balanced budget or better for 2004–05 in the February 2005 budget. Under the Debt Repayment Plan, the fiscal target for each year is based on:
•	Using the average of private sector economic forecasts for budget-planning purposes.

•	Including an annual Contingency Reserve to cover risks arising from unpredictable events and unavoidable inaccuracies in the economic and fiscal models used to translate the economic assumptions into detailed budget forecasts. It is not a source of funding for new policy initiatives. If not needed, it is used to reduce the federal debt.

•	Adding an extra degree of economic prudence to provide further assurance against falling back into deficit. As is the normal practice, no additional prudence was added in the February 2005 budget for 2004–05, given that the fiscal year was nearly over.
After accounting for the fiscal impact of the new spending initiatives, the February 2005 budget estimated a surplus of $3.0 billion for 2004–05. This amount was allocated to the Contingency Reserve. The final audited budgetary surplus for 2004–05 was $1.6 billion.
Most of this variance was attributable to higher program expenses, up $4.5 billion from that estimated in the February 2005 budget. The higher expenses primarily relate to increased transfers to other levels of government and increased assistance to the agricultural sector. These higher expenses were partially offset by a $2.6-billion increase in budgetary revenues, reflecting stronger-than-expected receipts in the final quarter of the 2004–05 fiscal year.
Within program expenses, EI benefits were $0.5 billion lower than expected, reflecting stronger employment gains in the final quarter of 2004–05, while elderly benefits were marginally lower ($0.1 billion). Major transfers to other levels of government were $2.9 billion higher than expected, due largely to the recording in 2004–05 of the entire $2.8-billion transfer under the February 2005 Offshore Revenues Accords. At the time of the February 2005 budget, it was the Government’s intention to expense this liability in annual instalments, consistent with the intent of the agreements. However, after further consideration and discussions with the Auditor General, the Government concluded that, on balance, the evidence supports expensing the entire transfer in 2004–05.
Other expenses were $2.3 billion higher than forecast due to the $1-billion agricultural assistance package announced in March 2005 and increased provisions for liabilities, including AECL environmental liabilities.
Public debt charges were $0.6 billion lower than estimated, due to lower effective interest rates.
Information received after finalizing the estimates for the February 2005 budget indicated that some components of revenues were higher than expected. Corporate income tax revenues were $1.5 billion greater due to higher-than-expected year-end settlement payments from the manufacturing and energy sectors, which were received in February and March. Higher net gains from Crown corporations and other miscellaneous revenues explain most of the $1.2-billion increase in other revenues. The final outcome for 2004–05 indicates that the revenue yield was higher than expected at the time of the February 2005 budget.

Table 10
Comparison of Actual Outcomes to February 2005 Budget

	Actual	2005 budget	Difference
		($ billions)
Budgetary revenues
Personal income tax	89.8	89.6	0.2
Corporate income tax	30.0	28.4	1.5
Other income tax	3.6	3.6	0.0
Excise taxes and duties	42.9	43.4	-0.6
Employment insurance premium revenues	17.3	17.1	0.2
Other revenues	14.9	13.8	1.2

Total	198.4	195.8	2.6

Program expenses
Major transfers to persons
Elderly benefits	27.9	28.0	-0.1
Employment insurance benefits	14.7	15.3	-0.5
Major transfers to other levels of government
Canada Health and Social Transfer	28.5	28.5	0.0
Fiscal arrangements	16.2	13.3	2.9
Alternative Payments for Standing Programs	-2.7	-2.7	0.0
All other expenses	78.1	75.8	2.3

Total	162.7	158.1	4.5

Public debt charges	34.1	34.7	-0.6

Budgetary outcome/estimate	1.6	3.0	-1.4

Note: Numbers may not add due to rounding.